June 25, 2021

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kimberly Browning

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 93
(File Nos. 333-129342, 811-21829)

Dear Ms. Browning:

Listed below are the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on June 17, 2021, relating to Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A filed on April 14, 2021, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto.

1.	Comment: Fee Table

In reference to the Fund’s prior response to Comment 4, please revise the Fund’s answer to definitively state that the adviser will not recoup from the Fund any of the fees waived. If it is possible for the adviser to recoup waived fees, please provide an explanation.

Response:	The Fund confirms that BBH, through a separately identifiable department, will not recoup any waived fees.

2.	Comment: Statement of Additional Information (“SAI”) - Investment Policies

It is the opinion of the Staff that concentration occurs when 25% or more of a Fund’s total assets are invested in an industry or group of industries. The Staff believes the language used to describe concentration in the Fund’s Investment Policies of the SAI is overly broad and should be harmonized with the disclosures in Item 4 and 9. The Fund should also add clarifying language regarding the 25% threshold. Further, in reference to Section 8(b)(1) of the Investment Company Act of 1940 (“the Act”), please remove the word “primarily.”

Response:	The Fund confirms that the disclosure related to the Fund’s concentration policy in the SAI has been harmonized with the disclosure in Items 4 and 9. Additionally, the Fund has removed the reference to the word “primarily” from the SAI.

3.	Comment: Principal Investment Strategy

Please remove the word “generally” and replace the word “bounded” with a plain English term. Please align the Item 9 and Item 4 disclosures.

Response:	The Fund confirms that the disclosure has been updated as requested. Additionally, the Fund confirms that the Items 4 and 9 disclosure has been harmonized.

4.	Comment: Principal Investment Strategies

Please remove the word “Investment” in the Item 4 disclosure and replace it with the word “Information.”

Response:	The Fund confirms that the requested change has been made to the Item 4 disclosure.

5.	Comment: Principal Risks

Please harmonize the Item 4 and Item 9 risks disclosure regarding sector and industry risk. The Staff believes that the sector disclosure suggests that the Fund will be in all industry groups that fall under the Information Technology Sector. Please also provide in both the title and the disclosure concentration risk.

Response:	The Fund confirms that the Items 4 and 9 Principal Risks regarding sector and industry risk have been revised as requested and the risk heading has been revised to read “Software & Services Industry Group Concentration Risk”.

6.	Comment: Principal Risks

The Staff is concerned that the use of the term “concentrated” could be misconstrued to mean “concentration” as discussed in Section 8 of the Act.

Response:	The Fund confirms that requested changes have been made to the Items 4 and 9 risk disclosures

Please contact the undersigned at (617) 772 – 6547 if you have any questions or comments.

Sincerely,

/s/ Dania Piscetta
Dania Piscetta Assistant Secretary, BBH Trust